NIKE, INC.
                  COMPUTATION OF RATIO OF EARNINGS TO CHARGES

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        2000           1999
                                        ____           ____

                                           (in millions)

Net income                             $210.2         $200.2
Income taxes                            120.8          122.7
                                       ______         ______

      Income before income taxes        331.0          322.9
                                       ______          _____

Add fixed charges
      Interest expense (A)               17.0           11.7
      Interest component of leases (B)   12.4           11.7
                                       ______         ______

Total fixed charges                      29.4           23.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $358.8         $344.6
                                       ======         ======
Ratio of earnings to total fixed
      charges                            12.2           14.7
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.